SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

AMENDMENT NO. 2

to

ANNUAL REPORT

of

KfW

(Name of Registrant)

Date of end of last fiscal year: December 31, 2012

SECURITIES REGISTERED

(As of the close of the fiscal year)*

TITLE OF ISSUE	AMOUNT AS TO WHICH REGISTRATION IS EFFECTIVE	NAMES OF EXCHANGES ON WHICH REGISTERED
N/A	N/A	N/A

*	The registrant files annual reports on Form 18-K on a voluntary basis.

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission:

KRYSTIAN CZERNIECKI

Sullivan & Cromwell LLP

Neue Mainzer Strasse 52

60311 Frankfurt am Main, Germany

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended December 31, 2012, as subsequently amended, as follows:

-	Exhibit (d) is hereby amended by adding the text under the caption “Presentation of Financial and Other Information” on page 1 hereof to the “Presentation of Financial and Other Information” section;

-	Exhibit (d) is hereby amended by adding the text under the caption “Exchange Rate Information” on page 1 hereof to the “Exchange Rate Information” section;

-	Exhibit (d) is hereby amended by adding the text under the caption “Recent Developments—KfW” on pages 2 to 5 hereof to the “Recent Developments—KfW” section;

-	Exhibit (d) is hereby amended by replacing the text in the “Recent Developments—The Federal Republic of Germany—Overview of Key Economic Figures” section with the text under the caption “Recent Developments—The Federal Republic of Germany—Overview of Key Economic Figures” on pages 6 to 8 hereof;

-	Exhibit (d) is hereby amended by adding the section “Recent Developments—The Federal Republic of Germany— Germany’s General Government Deficit, General Government Gross Debt and the Excessive Deficit Procedure” on page 9 hereof to the “Recent Developments—The Federal Republic of Germany” section;

-	Exhibit (d) is hereby amended by adding the text under the caption “Recent Developments—The Federal Republic of Germany—Other Recent Developments” on page 9 to the “Recent Developments—The Federal Republic of Germany—Other Recent Developments” section; and

-	Exhibit (h) “Certain Information Relating to KfW’s Debt Securities” is hereby deleted and the exhibit index is hereby amended by removing the following text: “Exhibit (h)—Certain Information Relating to KfW’s Debt Securities.”

This report is intended to be incorporated by reference into KfW’s prospectus dated August 9, 2012 and any future prospectus filed by KfW with the Securities and Exchange Commission to the extent such prospectus states that it incorporates by reference this report.

ii

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

On November 6, 2013, the euro foreign exchange reference rate as published by the European Central Bank was EUR 1.00 = U.S. dollar 1.3517 (EUR 0.7398 per U.S. dollar).

EXCHANGE RATE INFORMATION

We file reports with the Securities and Exchange Commission giving financial and economic data expressed in euro.

The following table shows the high and low noon buying rates for euro, expressed as U.S. dollars per EUR 1.00, for each month from August 2013 through October 2013, as published on a weekly basis by the Federal Reserve Bank of New York.

	High	Low
August 2013	1.3426	1.3196
September 2013	1.3537	1.3120
October 2013	1.3810	1.3490

No representation is made that the euro or U.S. dollar amounts referred to herein or referred to in the documents which incorporate this information by reference could have been or could be converted into U.S. dollars or euro, as the case may be, at any particular rate.

RECENT DEVELOPMENTS

KFW

KfW’s Results for the Nine Months Ended September 30, 2013

KfW is not required by law to prepare and publish interim financial statements in conformity with International Financial Reporting Standards as adopted by the EU (“IFRS”) applicable to interim financial reporting. Accordingly, KfW only prepares selected interim financial information rather than a full set of interim financial statements. The following information is based on this selected unaudited interim financial information prepared by KfW in accordance with IFRS applicable to interim financial reporting. This information is not necessarily indicative of the figures of KfW Bankengruppe for the full year ending December 31, 2013.

The group’s total assets decreased by 6.9%, or EUR 35.3 billion, from EUR 511.6 billion as of December 31, 2012 to EUR 476.4 billion as of September 30, 2013.

The group’s operating result before valuation amounted to EUR 1,369 million for the nine months ended September 30, 2013, compared with EUR 1,717 million for the corresponding period in 2012. The main driver for the group’s operating result before valuation during the nine months ended September 30, 2013 was net interest income, reflecting favorable funding conditions for KfW. The group’s operating result before valuation is before (i) risk provisions for the lending business, (ii) net gains/losses from securities and investments, and (iii) net gains/losses from hedge accounting and other financial instruments at fair value through profit or loss. These valuation effects consisted mainly of the following:

•

Expenses for risk provisions for the lending business in an amount of EUR 195 million for the nine months ended September 30, 2013, compared with corresponding expenses in an amount of EUR 210 million for the corresponding period in 2012;

•

Positive effects in an amount of EUR 46 million as market values of securities and equity investments rose further in the nine months ended September 30, 2013, compared with positive effects of EUR 118 million for the corresponding period in 2012; and

•

Net Charges in an amount of EUR 58 million for the nine months ended September 30, 2013, due to fair value changes of derivatives used exclusively for hedging purposes in closed risk positions for the nine months ended September 30, 2013, compared with net gains in an amount of EUR 227 million for the corresponding period in 2012. (1)

The group’s consolidated result for the nine months ended September 30, 2013 included charges attributable to KfW’s commitment to support the Federal Government’s strategy for the transition to a more sustainable energy set-up (Energiewende) by increasing KfW’s contribution to environmental and climate protection related investment programs. Specifically, KfW agreed with the Federal Government on May 7, 2013, to commit up to EUR 311 million of own funds in 2013. The total amount of subsidies of federal funds and KfW’s own funds for environmental and climate protection related investment programs remained unchanged.

The group’s consolidated result for the nine months ended September 30, 2013, amounted to a profit of EUR 880 million compared with a profit of EUR 1,739 million for the corresponding period in 2012.

(1)	KfW generally enters into derivative transactions to economically hedge interest and currency risks in connection with its financing and funding activities. Some economic hedging relationships entered into do not qualify for hedge accounting or the fair value option under IFRS. In these cases, only the fair value changes in the hedging instrument are recognized in the consolidated income statement as net gains/losses from other financial instruments at fair value through profit or loss, whereas fair value changes in the hedged instrument are not. As a result, the economic risk-mitigating effect of such hedging relationships is not reflected in the consolidated income statement.

Promotional Business Volume

As part of its internal modernization process, KfW realigned its domestic business areas in 2013. KfW Privatkundenbank, KfW Kommunalbank and certain activities of KfW’s capital markets business area were merged into a single business area, referred to as Municipal and private client bank / credit institutions (Kommunal- und Privatkundenbank/Kreditinstitute).

The following table sets forth a breakdown of commitments by business area for the nine months ended September 30, 2013 as compared with the same period in 2012. Commitment figures for the nine months ended September 30, 2012 have been adjusted to reflect the organizational change and deviate from the amounts previously disclosed.

PROMOTIONAL BUSINESS VOLUME BY BUSINESS AREA

	Nine months ended September 30,
	2013	2012
	(EUR in millions)
Mittelstandsbank (SME bank)	17,285	17,266
Kommunal- und Privatkundenbank/Kreditinstitute (Municipal and private client bank/credit institutions)	20,864	19,266
Capital markets	458	344
Export and project finance (KfW IPEX-Bank)	9,977	8,838
Promotion of developing and transition countries	2,588	2,515
of which KfW Entwicklungsbank	1,704	1,574
of which DEG — Deutsche Investitions- und Entwicklungsgesellschaft mbH	884	941

Total promotional business volume (1) (2)	51,072	48,165

(1)	Total promotional business volume for the nine months ended September 30, 2013 has been adjusted for commitments of EUR 100 million compared to EUR 64 million for the corresponding period in 2012, made by KfW IPEX-Bank relating to export and project finance and refinanced under certain of Mittelstandsbank’s promotional programs.

(2)	Commitments represent the volume of funds committed for loans and other business transactions (with the exception of program-based global loans to Landesförderinstitute) in the relevant period, including amounts to be disbursed in future periods, and do not include amounts disbursed in the relevant period pursuant to commitments made in prior periods. In the case of program-based global loans to the Landesförderinstitute, commitments represent the actual volume of funds disbursed in the relevant period.

KfW’s total promotional business volume increased to EUR 51.1 billion for the nine months ended September 30, 2013 from EUR 48.2 billion for the corresponding period in 2012. This increase was driven by an increase in commitments of KfW’s business area Kommunal- und Privatkundenbank/Kreditinstitute and an increase in commitments of KfW’s export and project finance business area.

Commitments in KfW’s Mittelstandsbank remained stable at EUR 17.3 billion for the nine months ended September 30, 2013 compared to EUR 17.3 billion for the corresponding period in 2012.

Commitments in the business area Kommunal- und Privatkundenbank/Kreditinstitute increased to EUR 20.9 billion for the nine months ended September 30, 2013 from EUR 19.3 billion for the corresponding period in 2012. This increase was attributable to an increase in commitments in all focus areas (housing, education finance, infrastructure finance and individual financing banks), except global funding facilities to Landesförderinstitute.

Commitments under KfW’s capital markets business for the nine months ended September 30, 2013 increased to EUR 458 million compared to EUR 344 million for the corresponding period in 2012.

Commitments in KfW’s export and project finance business for the nine months ended September 30, 2013 increased to EUR 10.0 billion from EUR 8.9 billion for the corresponding period in 2012. This increase was mainly driven by an increase in commitments in KfW IPEX’s business sectors power, renewables and water, maritime industries and financial institutions, trade and commodity finance.

Commitments related to KfW’s promotion of developing and transition countries for the nine months ended September 30, 2013 remained stable at EUR 2.6 billion compared to EUR 2.5 billion for the corresponding period in 2012.

Sources of Funds

The volume of funding raised in the capital markets in the ten months ended October 31, 2013 totaled EUR 62.3 billion, of which 47% was raised in euro, 40% in U.S. dollars and the remainder in 11 other currencies.

Capitalization and Indebtedness of KfW Bankengruppe as of September 30, 2013

(EUR in millions)
Borrowings
Short-term funds	28,904
Bonds and other fixed-income securities	364,351
Other borrowings	26,652
Subordinated liabilities (1)	3,247

Total borrowings	423,153

Equity
Paid-in subscribed capital (2)	3,300
Capital reserve (3)	6,197
Reserve from the ERP Special Fund	1,171
Retained earnings	8,604
Fund for general banking risks	2,350
Revaluation reserve	-3

Total equity	21,619

Total capitalization	444,773

(1)	Includes assets transferred from the ERP Special Fund in form of a subordinated loan of EUR 3,247 million.

(2)	KfW’s equity capital, 80% of which is held by the Federal Government and the remaining 20% by the Länder, amounted to EUR 3,750 million as of September 30, 2013, of which EUR 3,300 million has been paid in pro rata by the Federal Government and the Länder.

(3)	Includes equity capital in form of a promotional reserve (Förderrücklage) from the ERP Special Fund of EUR 4,900 million.

The capitalization of KfW Bankengruppe as of September 30, 2013 is not necessarily indicative of its capitalization to be recorded as of December 31, 2013.

The increase of EUR 928 million in total equity, which totaled EUR 21,619 million as of September 30, 2013 compared to EUR 20,692 million as of December 31, 2012, reflected (i) an increase of EUR 48 million of revaluation reserves due to valuation profits recognized directly in equity relating to “available-for-sale financial assets,” and (ii) KfW Bankengruppe’s consolidated result of EUR 880 million for the nine months ended September 30, 2013.

KfW is currently examining a potential adjustment to its accounting policies for interest rate reductions provided in connection with its promotional loans to be implemented for its consolidated financial statements at year-end 2013. This adjustment would involve discounting expected total charges for interest rate reductions and recording their present value as expenses on the income statement in the period in which the promotional loan commitment is made, rather than as pro rata temporis expenses on the income statement recorded over the entire term of the promotional loan. Implementation of this accounting adjustment would be expected to result in significant one-off charges to equity due to its retrospective application to KfW’s existing portfolio of promotional loans.

As of September 30, 2013, KfW was not subject to the German Banking Act (Kreditwesengesetz, or “KWG”) or the German Solvency Regulation (Solvabilitätsverordnung), which require banks to have adequate own funds (Eigenmittel) for the conduct of their business. However, KfW calculates capital ratios prescribed by these rules on a voluntary basis for internal purposes. KfW applies all material rules in calculating these ratios, with slight modifications for KfW’s promotional core business. According to the calculations based on the results for the nine months ended September 30, 2013, KfW’s total capital ratio according to section 2(6) of the German Solvency Regulation amounted to 23.2% and its tier 1 ratio amounted to 20.6% as of September 30, 2013. For information on recent regulatory changes relating to the application of certain regulatory provisions including, in particular, the KWG to KfW, please see below under “—Other Recent Developments—Supervision.”

Other Recent Developments

Supervision

On October 8, 2013, a regulation concerning the application of certain European and German bank regulatory provisions by analogy including, in particular, the KWG and the Regulation (EU) No. 575/2013 (Capital Requirements Regulation) to KfW was published. The regulation implements amendments to the KfW Law enacted in July 2013. The regulation also provides for supervision of KfW’s compliance with all applicable bank regulatory law by the German Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht, or “BaFin”) in cooperation with the German Central Bank (Deutsche Bundesbank). With respect to its compliance with all other applicable law, KfW remains under the legal supervision (Rechtsaufsicht) of the Federal Ministry of Finance. Large parts of the regulation will only enter into force on June 1, 2016, enabling KfW to gradually implement the regulation’s provisions. Certain new corporate governance rules under the KWG, which will generally enter into force in Germany on January 1, 2014, will become applicable to KfW by analogy as of July 1, 2014. BaFin has inspection rights with respect to KfW with immediate effect.

Despite the mandatory application of the regulatory provisions described above by KfW, KfW continues not to be qualified as a credit institution or financial services institution within the meaning of the KWG. The regulation takes KfW’s special role as promotional bank into account, making reference to KfW’s classification as a public sector entity not engaged in deposit taking, which thus remains exempt from European Union regulation on banking supervision under the European Banking Directive (Directive 2013/36/EU). The regulation provides for the application of special rules with respect to the minimum requirements for risk management (“MaRisk”) in relation to special mandates by the Federal Government in accordance with article 2 paragraph 4 of the KfW Law (Zuweisungsgeschäfte). Furthermore, KfW will not be required to comply with certain liquidity and disclosure requirements, provisions regarding restructuring or liquidation plans and provisions on automatic collection of account information.

KfW already applies certain provisions of the KWG, such as MaRisk and solvency ratios, on a voluntary basis to most of its activities and expects that this will facilitate compliance with the new rules. Nonetheless, compliance with the regulation is expected to entail special organizational efforts and expenditure (estimated to amount to approximately EUR 200 million in connection with the adoption of the regulation) in the coming years.

THE FEDERAL REPUBLIC OF GERMANY

Overview of Key Economic Figures

The following economic information regarding the Federal Republic is derived from the public official documents cited below. Certain of the information is preliminary.

Gross Domestic Product (GDP)

GROSS DOMESTIC PRODUCT

(adjusted for price, seasonal and calendar effects) (1)

Reference period	Percentage change on previous quarter	Percentage change on the same quarter in previous year
2nd quarter 2012	-0.1	1.1
3rd quarter 2012	0.2	0.9
4th quarter 2012	-0.5	0.3
1st quarter 2013	0.0	-0.3
2nd quarter 2013	0.7	0.5

(1)	Adjustment for seasonal and calendar effects according to the Census X-12-ARIMA method.

The German gross domestic product increased by 0.7% after price, seasonal and calendar adjustments in the second quarter of 2013 compared to the first quarter of 2013. Positive contributions to this increase were mainly made by domestic demand, as final consumption expenditure for both households and government increased, compared to the first quarter of 2013.

Compared to the first quarter of 2013, growth was also supported by a marked increase in fixed capital formation, probably mainly due to the weather-related catch-up effects following the unusually long and cold winter. Moreover, the balance of exports and imports had a positive impact on economic growth in the second quarter of 2013, as the quarter-on-quarter increase in exports was somewhat larger than the rise in imports in the second quarter of 2013 compared with the first quarter of 2013.

In a year-on-year comparison, GDP in the second quarter of 2013 increased by 0.5% in calendar-adjusted terms compared to the second quarter of 2012.

Source: Statistisches Bundesamt, Detailed gross domestic product results for the 2nd quarter of 2013, press release of August 23, 2013 (https://www.destatis.de/EN/PressServices/Press/pr/2013/08/PE13_278_811.html).

Inflation Rate

INFLATION RATE

(based on overall consumer price index)

Reference period	Percentage change on previous month	Percentage change on the same month in previous year
September 2012	0.1	2.0
October 2012	0.0	2.0
November 2012	0.1	1.9
December 2012	0.3	2.0
January 2013	-0.5	1.7
February 2013	0.6	1.5
March 2013	0.5	1.4
April 2013	-0.5	1.2
May 2013	0.4	1.5
June 2013	0.1	1.8
July 2013	0.5	1.9
August 2013	0.0	1.5
September 2013	0.0	1.4

Consumer prices in Germany were 1.4% higher in September 2013 than in September 2012. Compared with August 2013, consumer prices in September 2013 remained unchanged.

The inflation rate was mainly due to the price development of mineral oil products, which decreased by 6.5% in September 2013 compared to September 2012. The decrease in prices for heating oil (–5.8%) and motor fuels (–6.7%) had a downward effect on overall inflation. Excluding the effect of prices for mineral oil products, the inflation rate in September 2013 would have been 1.9% compared to September 2012. Overall, energy prices in September 2013 decreased slightly by 0.2% from September 2012. This was due to the fact that contrary to the decrease in prices for mineral oil products, electricity prices (11.5%) and solid fuel prices (6.1%) in September 2013 increased considerably compared to September 2012. Total goods prices increased by 1.3% in September 2013 compared to September 2012 with food prices increasing by 4.7% in September 2013 compared to September 2012. Total service prices rose by 1.6% during the same period, which was mainly due to the 1.4% increase in net rents exclusive of heating expenses.

Compared with August 2013, the consumer price index in September 2013 remained unchanged. In September 2013, prices increased for heating oil (3.2%) and clothing and footwear (5.4%) compared to August 2013, due to the seasonal change from summer to autumn. Month-on-month price decreases for food (-0.4%), air tickets (–2.2%) and package holidays (–11.4%) were also due to seasonal factors.

Source: Statistisches Bundesamt, Consumer prices in September 2013: +1.4% on September 2012, press release of October 11, 2013 (https://www.destatis.de/EN/PressServices/Press/pr/2013/10/PE13_340_611.html).

Unemployment Rate

UNEMPLOYMENT RATE

(percent of unemployed persons in the total labor force according to the

International Labour Organization (ILO) definition) (1)

Reference period	Original percentages	Adjusted percentages (2)
September 2012	5.1	5.4
October 2012	5.2	5.4
November 2012	5.2	5.4
December 2012	5.3	5.4
January 2013	5.9	5.4
February 2013	6.0	5.4
March 2013	5.6	5.4
April 2013	5.3	5.4
May 2013	5.2	5.3
June 2013	5.4	5.3
July 2013	5.3	5.3
August 2013	5.0	5.3
September 2013	5.1	5.2

(1)	The time series on unemployment are based on the German Labour Force Survey.

(2)	Adjusted for seasonal and irregular effects (trend cycle component) using the X-12-ARIMA method.

The number of employed persons increased by approximately 250,000 persons, or 0.6%, from September 2012 to September 2013. Compared to August 2013, the number of employed persons in September 2013 increased by approximately 2,000 after adjustment for seasonal fluctuations.

In September 2013, the number of unemployed persons increased by approximately 30,000, or 1.4%, compared to September 2012. When adjusted for seasonal and irregular effects (trend cycle component), the number of unemployed persons in September 2013 decreased by 0.4% to 2.24 million compared to August 2013.

Sources: Statistisches Bundesamt, Labour market in September 2013: employment above 42 million for the first time, press release of October 30, 2013 (https://www.destatis.de/EN/PressServices/Press/pr/2013/10/PE13_364_132.html); Statistisches Bundesamt, Genesis-Online Datenbank, Tabelle 13231-0001, Erwerbslose, Erwerbstätige, Erwerbspersonen, Erwerbslosenquote: Deutschland, Monate, Original- und bereinigte Daten

(https://www-genesis.destatis.de/genesis/online/logon?sequenz=tabelleErgebnis&selectionname=13231-0001&zeitscheiben=2&leerzeilen=false2).

Current Account and Foreign Trade

CURRENT ACCOUNT AND FOREIGN TRADE

	(balance in EUR billion) (1)
Item	January to August 2013	January to August 2012
Foreign trade	127.1	126.6
Services	-5.8	-4.0
Factor income (net)	39.4	37.8
Current transfers	-30.5	-27.7
Supplementary trade items	-15.6	-17.8

Current account	114.6	114.8

(1)	Figures may not add up due to rounding.

Source: Statistisches Bundesamt, German exports in August 2013: –5.4% on August 2012, press release of October 10, 2013 (https://www.destatis.de/EN/PressServices/Press/pr/2013/10/PE13_333_51.html).

Germany’s General Government Deficit, General Government Gross Debt and the Excessive Deficit Procedure

According to the EDP notification table published by Eurostat in October 2013, the Federal Government forecasts that the German general government deficit for full year 2013 will be 0.2% of GDP. The general government gross debt ratio is forecast to be 79.6% in 2013, a decrease from 81.0% in 2012.

Source: Eurostat, EDP Notification Tables, October 2013, Germany

(http://epp.eurostat.ec.europa.eu/portal/page/portal/government_finance_statistics/documents/DE_2013-10.pdf).

Other Recent Developments

Political Parties

On September 22, 2013, general elections for the Bundestag (one of the two Houses of Parliament) were held, with the following results:

	% of Votes	Seats
CDU/CSU	41.5	311
SPD	25.7	193
DIE LINKE	8.6	64
GRÜNE	8.4	63
FDP	4.8	—
Others	10.9	—

Total	100.0	631

On October 22, 2013, the Bundestag met for its constitutive session and the Federal President requested the Federal Chancellor, Dr. Angela Merkel, and the Federal Ministers to continue to conduct government business until a successor Federal Chancellor is appointed. The negotiations to enter into a coalition agreement between CDU/CSU and SPD started on October 23, 2013, and discussions on a range of issues are expected to be held over the coming weeks, with the last round of negotiations currently scheduled for November 27, 2013.

Sources: The Federal Returning Officer, Official final result of the 2013 Bundestag Election, press release of October 9, 2013 (http://www.bundeswahlleiter.de/en/bundestagswahlen/BTW_BUND_13/presse/034w13_Endgueltiges_amtliches_Ergebnis.html); Federal Chancellor, Neuer Bundestag hat sich konstituiert, press release of October 22, 2013 (http://www.bundeskanzlerin.de/Content/DE/Artikel/2013/10/2013-10-22-konstituierung-deutscher-bundestag.html); Federal Chancellor, Bundesregierung geschäftsführend im Amt (http://www.bundeskanzlerin.de/Content/DE/Artikel/2013/10/2013-10-22-geschaeftsfuehrende-bundesregierung.html); CDU, Aktuelle Termine zu den Koalitionsgesprächen zwischen CDU und SPD (http://www.cdu.de/media/2911); SPD, Jetzt wird verhandelt, press release of October 23, 2013 (http://www.spd.de/aktuelles/110880/20131023_koalitionsverhandlungen.html).

Financial System

On October 15, 2013, the Council of the European Union adopted regulations creating a single supervisory mechanism for the oversight of banks and other credit institutions, thus establishing one of the main elements of Europe’s banking union. The single supervisory mechanism (“SSM”) will be composed of the European Central Bank (“ECB”) and the supervisory authorities of the Member States. It will cover the euro area as well as non-euro area countries that choose to participate. The ECB will have direct oversight of euro area banks, in a differentiated manner and in close cooperation with national supervisory authorities, and will be responsible for the overall functioning of the SSM. On October 23, 2013, the ECB announced details of a comprehensive assessment of large banks to be conducted in cooperation with national supervisory authorities of Member States participating in the SSM. The assessment, which consists of a risk assessment, an asset quality review and a stress test, will be conducted over a twelve-month period starting in November 2013 in preparation of the ECB assuming full responsibility for supervision as part of the SSM. The 24 German institutions covered by the assessment (out of more than 120 institutions overall) include some German promotional banks (but not KfW) as well as KfW IPEX-Bank GmbH.

Sources: Council of the European Union, Council approves single supervisory mechanism for banking, press release of October 15, 2013 (http://www.consilium.europa.eu/uedocs/cms_Data/docs/pressdata/en/ecofin/139012.pdf); European Central Bank, ECB starts comprehensive assessment in advance of supervisory role, press release of October 23, 2013 (http://www.ecb.europa.eu/press/pr/date/2013/html/pr131023.en.html); European Central Bank, Note on Comprehensive Assessment October 2013

(http://www.ecb.europa.eu/pub/pdf/other/notecomprehensiveassessment201310en.pdf?065ff8953213aaf23e385c1119dd541a).

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant KfW has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized.

KfW

By:	/S/ DR FRANK CZICHOWSKI
	Name:	Dr Frank Czichowski
	Title:	Senior Vice President and Treasurer

By:	/S/ JÜRGEN KÖSTNER
	Name:	Jürgen Köstner
	Title:	Vice President

Date: November 7, 2013